SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No. 8)

The Alpine Group, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

020825 600
(CUSIP Number)

Mr. Steven S. Elbaum c/o The Alpine Group, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073 (201) 549-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐   .

Note . Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

13D

CUSIP No. 020825 600

1	NAMES OF REPORTING PERSONS Steven S. Elbaum I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 4,824,398
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 1,262
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 6,663,355
	10	SHARED DISPOSITIVE POWER 1,262

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,985,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%

14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of The Alpine Group, Inc., a Delaware corporation (“Alpine”). The principal executive offices of Alpine are located at One Meadowlands Plaza, East Rutherford, New Jersey 07073.

Item 2.   Identity and Background.

(a)	Name

(b)	Residence or business address

(c)	Present principal occupation or employment

Steven S. Elbaum (the “ Reporting Person ”)
c/o The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073

The Reporting Person is Chairman of the Board and Chief Executive Officer of Alpine, an industrial holding company.

(d) and (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

United States

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is replaced in its entirety by the following:

On December 21, 2009, the Reporting Person, individually and through two limited liability companies owned or controlled by the Reporting Person, acquired 3,288,560 shares of Common Stock that were issued upon conversion of 4,426 shares of Alpine Series A Cumulative Convertible Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”).

Item 4.   Purpose of Transaction.

Item 4 is replaced in its entirety by the following:

The Reporting Person holds his shares for investment purposes and currently has no plans to acquire additional shares, other than pursuant to existing compensatory arrangements with Alpine. The Reporting Person may from time to time acquire additional shares with an intent to increase his investment in Alpine generally.

On December 21, 2009, the Reporting Person, individually and through two limited liability companies owned or controlled by the Reporting Person, acquired 3,288,560 shares of Common Stock that were issued upon  conversion of 4,426 shares of Series A Preferred Stock.  Pursuant to the Certificate of Designations of the Series A Preferred Stock, the right to elect to convert such securities expired upon the close of business of December 21, 2009.

The Reporting Person currently has no plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer.

Item 5 is replaced in its entirety by the following:

(a)   The Reporting Person may be deemed to beneficially own an aggregate of 6,985,781 shares of Common Stock (approximately 39.6% of the outstanding shares of Common Stock as of December 22, 2009).

(b)   Number of shares of Common Stock as to which the Reporting Person holds:

(i)   Sole power to vote or to direct the vote: 4,824,398 shares of Common Stock. This includes 322,428 shares that have been credited to the accounts of certain officers of Alpine (other than the Reporting Person) under Alpine’s Deferred Stock Account Plan, which provides that the Reporting Person has the sole power to vote such shares. This also includes a total of 1,074,391 shares held by two limited liability companies owned or controlled by the Reporting Person.  Such amount includes 781,646 shares owned by a limited liability company of which the Reporting Person and Bragi F. Schut, a director of Alpine, are the sole members.  The Reporting Person has an economic interest in 426,488 of these shares, but the Reporting Person, as sole manager of the limited liability company, has sole voting and dispositive power with respect to all such shares. This amount also includes 5,000 shares owned by the Reporting Person as custodian for his daughter, as to which shares the Reporting Person disclaims beneficial ownership.  Additionally, included in this amount are options to purchase 291,750 shares of Common Stock exercisable within 90 days of the date of this Statement, all of which were granted by Alpine to the Reporting Person pursuant to compensatory arrangements, as follows:

Exercise Price	Total Options	Grant Date, Vesting	Total Exercisable Within 90 days	Expiration
$ .76	150,000	6/20/03, 33 1/3% per year on each anniversary of grant	150,000	6/20/13
$2.85	226,000	6/26/07, 25% per year on each anniversary of grant	113,000	6/26/17
$2.40	115,000	5/14/08, 25% per year on each anniversary of grant	28,750	5/14/18
			291,750

The above amount does not include 2,161,383 shares that have been credited to the Reporting Person’s account under Alpine’s Deferred Stock Account Plan, which provides that such shares shall be voted by action of the Board of Directors of Alpine.

(ii)   Shared power to vote or to direct the vote: 1,262 shares owned by the Reporting Person’s wife as custodian for their son, as to which shares the Reporting Person disclaims beneficial ownership. 1

(iii)   Sole power to dispose or to direct the disposition: 6,663,355 shares of Common Stock. This includes 2,161,383 shares that have been credited to the Reporting Person’s account under Alpine’s Deferred Stock Account Plan. This also includes a total of 1,074,391 shares held by two limited liability companies owned or controlled by the Reporting Person.  Such amount includes 781,646 shares owned by a limited liability company of which the Reporting Person and Bragi F. Schut, a director of Alpine, are the sole members.  The Reporting Person has an economic interest in 426,488 of these shares, but the Reporting Person, as sole manager of the limited liability company, has sole voting and dispositive power with respect to all such shares. This amount also includes 5,000 shares owned by the Reporting Person as custodian for his daughter, as to which shares the Reporting Person disclaims beneficial ownership. This amount does not include the 322,426 shares that have been credited to the accounts of certain officers of Alpine (other than the Reporting Person) under Alpine’s Deferred Stock Account Plan. Additionally, included in this amount are options to purchase 291,750 shares of Common Stock exercisable within 90 days of the date of this Statement, all of which were granted by Alpine to the Reporting Person pursuant to compensatory arrangements, as follows:

Exercise Price	Total Options	Grant Date, Vesting	Total Exercisable Within 90 days	Expiration
$ .76	150,000	6/20/03, 33 1/3% per year on each anniversary of grant	150,000	6/20/13
$2.85	226,000	6/26/07, 25% per year on each anniversary of grant	113,000	6/26/17
$2.40	115,000	5/14/08, 25% per year on each anniversary of grant	28,750	5/14/18
			291,750

 (iv)   Shared power to dispose or to direct the disposition: 1,262 shares owned by the Reporting Person’s wife as custodian for their son, as to which shares the Reporting Person disclaims beneficial ownership. 1

1       Identity and Background.

(a)	Name

Marion J. Elbaum (“ Ms. Elbaum ”)

(b)	Residence or business address

c/o The Alpine Group, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073

(c)	Present principal occupation or employment

Not applicable.

(d) and (e) During the last five years, Ms. Elbaum has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	Except as noted above, the Reporting Person did not effect any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is replaced in its entirety by the following:

Other than as described in Item 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of Alpine of the type required to be disclosed in this Item 6.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2010	By:	/s/ Steven S. Elbaum
Steven S. Elbaum